Filed by Potlatch Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Deltic Timber Corporation

(Commission File No. 001-12147)

Potlatch Corporation held its earnings call which included information relating to the proposed transaction contemplated by that certain Agreement and Plan of Merger, dated as of October 22, 2017 (the “Merger Agreement”), by and among Potlatch Corporation (“Potlatch”), Portland Merger LLC, a wholly owned subsidiary of Potlatch and Deltic Timber Corporation.

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

PCH - Q4 2017 Potlatch Corp Earnings Call

EVENT DATE/TIME: JANUARY 30, 2018 / 5:00PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

CORPORATE PARTICIPANTS

Eric J. Cremers Potlatch Corporation - President, COO and Director

Jerald W. Richards Potlatch Corporation - CFO and VP

Michael J. Covey Potlatch Corporation - Chairman & CEO

CONFERENCE CALL PARTICIPANTS

Clyde Alvin Dillon Vertical Research Partners, LLC - Partner

Gail S. Susan Glazerman Roe Equity Research, LLC - Senior Analyst – Paper, Packaging and Forest Products

George Leon Staphos BofA Merrill Lynch, Research Division - MD and Co-Sector Head in Equity Research

Ketan Mamtora BMO Capital Markets Equity Research - Analyst

Mark Adam Weintraub The Buckingham Research Group Incorporated - Research Analyst

Paul C. Quinn RBC Capital Markets, LLC, Research Division - Analyst

Steven Pierre Chercover D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

PRESENTATION

Operator

Good morning. My name is Jamie, and I will be your conference operator today. At this time, I would like to welcome everyone to the Potlatch Fourth Quarter Corporation 2017 Conference Call. (Operator Instructions) I would now like to turn the call over to Mr. Jerry Richards, Vice President and Chief Financial Officer, for opening remarks. Sir, you may proceed.

Jerald W. Richards - Potlatch Corporation - CFO and VP

Thank you, Jamie, and good morning. Welcome to Potlatch’s investor call and webcast covering our fourth quarter 2017 earnings. With me in the room are Mike Covey, Chairman and Chief Executive Officer; and Eric Cremers, President and Chief Operating Officer. This call will contain forward-looking statements. Please review the warning statements in our press release on the presentation slides and in our filings with the SEC concerning the risks associated with these forward-looking statements. Also, please note that reconciliation of non-GAAP measures can be found in our website at www.potlatchcorp.com. This call does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval in connection with the proposed merger between Potlatch and Deltic. Stockholders of both companies are urged to read the joint proxy statement prospectus, together with other important information, that was filed by Potlatch and Deltic with the SEC, including a registration statement on Form S-4. I will now turn the call over to Mike for some comments, and then I will cover Potlatch’s fourth quarter results and outlook.

Michael J. Covey - Potlatch Corporation - Chairman & CEO

Thank you, Jerry. 2017 was a banner year for Potlatch. We generated $189 million of EBITDDA, an increase of $64 million compared to 2016, resulting from strong lumber prices, record Idaho sawlog prices and solid execution by each of our 3 businesses. Our Resource segment harvested 4 million tons, proactively locking in record cedar sawlog prices earlier in 2017, and the effect of strong lumber prices on our index log sales resulted in over $100 million of EBITDDA in our Northern Resource business. Although Southern pine sawlog prices remained well below trend levels this year, we are encouraged by the increased pace of capital being invested in manufacturing operations in our Southern wood baskets. While it’ll take time for these capacity additions to absorb the oversupply of sawlogs, the outlook for sawlog price improvement in our wood baskets is improving over the long term. As a reminder, our integrated model provides a natural hedge in the South. That’s because our Warren, Arkansas sawmill consumes approximately the same volume of sawlogs as we sell from our timberlands in the South, and Warren’s margins benefit from slow sawlog prices.

2

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

Our Wood Products mills are operating very well and generated EBITDDA of $80 million this last year. Our sawmills set production records in 2017 and did so with some of the best safety performance that we’ve ever recorded. We are seeing the benefits of capital investments made at each of our mills over the past few years as well as productivity and cost initiatives driven by an outstanding workforce. Also, our industrial grid plywood mill continues to generate good returns.

Our Real Estate segment continues to pursue opportunities to drive shareholder value beyond our regular recurring sales of rural recreational real estate. As an example – an example was a large HBU conservation sale in Alabama for almost $2,600 per acre in the first quarter of 2017. The Minnesota rural recreational real estate market, which is the core of our recurring sales, remained very strong in 2017.

Turning to the balance sheet. Our cash balance increased almost $40 million this year due largely to strong lumber prices, and we closed the year with $120 million of cash. We successfully closed $22 million of bolt-on Timberland acquisitions, and we paid $11 million of debt. We also returned $62 million to shareholders in 2017 in the form of dividends, and we increased the dividend 7% in the fourth quarter.

Looking ahead to 2018, we anticipate U.S. housing starts to be approximately 1.3 million units, and we expect repair and remodel markets to remain strong. With the favorable demand backdrop and duties on Canadian lumber imports to the U.S., we expect lumber prices to remain strong in 2018. Low lumber inventories in the field, challenges faced by customers due to transportation delays, improved weather in the South and a strong demand outlook have led to higher lumber prices to start the year. We are also looking forward to closing the merger with Deltic Timber. We received antitrust clearance in the fourth quarter, and the shareholder votes are scheduled on February 20. We expect to close the transaction within a day of the vote. As we’ve discussed previously, the combination will significantly increase the scale of the company. We will own nearly 2 million acres of Timberland, and we will have about 1.2 billion board feet of lumber capacity, including the addition of 2 Southern Yellow Pine sawmills in Arkansas. We will also add an MDF facility and a Real Estate development business to our portfolio. When the merger is completed, we will still be the timber REIT with the most leverage to lumber in crisis, and we will be positioned well to benefit from an improving U.S. housing market.

Potlatch will issue approximately 22 million common shares to complete the merger. To complete the conversion of Deltic to a REIT, we will also pay a special dividend in the fourth quarter of 2018, estimated to be $250 million. Of this amount, 20% will be paid in cash, and the balance will be in the form of additional common shares. Excluding one-time cost needed to achieve synergies, we expect cash available for distribution, or CAD, per share will be modestly accretive in year 1, and we expect accretion of approximately 5% in year 2. We have identified operational improvements in synergies that will result in an increase in CAD of $50 million. These include increasing the harvest on Deltic timberlands, significantly increasing the capacity utilization of Deltic’s 2 sawmills, converting Deltic Timberland into a tax-efficient REIT structure and reducing SG&A. We remain confident in our ability to achieve these synergies. I’m excited about Potlatch-Deltic’s prospects and expect 2018 to be another very good year. I’m going to pass it back to Jerry to discuss the quarter, and then we’ll take questions.

Jerald W. Richards - Potlatch Corporation - CFO and VP

Thanks, Mike. Beginning with Page 4 of the slides accompanying this call, this morning, we reported GAAP net income of $11.6 million or $0.28 per diluted share in the fourth quarter. Excluding amounts related to tax legislation and Deltic merger-related costs, our net income was $25.7 million or $0.62 per diluted share. This compares to net income of $38.7 million before special items or $0.94 per diluted share in the third quarter. Adjusted EBITDDA was $49 million in the fourth quarter compared to $60.6 million in the third quarter. The sequential decline in earnings and EBITDDA is normal in the fourth quarter and is primarily due to seasonally lower harvest volumes.

I’ll now review the results of our operating segments. Information for our Resource segment is displayed on Slides 6 through 8. Operating income for the segment was $29.9 million in the fourth quarter compared to $41.8 million in the third quarter. While down sequentially due to normal seasonal factors, this was a very strong fourth quarter for the segment. To put that into context, Resource’s fourth quarter 2017 operating income was 32% higher than fourth quarter 2016. I will provide more color as I cover each region.

Turning to Slide 7. We harvested 464,000 tons of sawlogs in the North in the fourth quarter. Northern sawlog prices declined 9% on a per-ton basis in the fourth quarter. This was the result of heavier logs due to higher moisture content and a seasonally lower proportion of cedar logs in the sales mix. Sawlog prices were flat sequentially on a dimensional basis relative to record third quarter prices.

3

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

I will now turn to the South on Slide 8. We harvested 581,000 tons in the quarter. Sawlog prices in the South increased 6% due primarily to a more favorable mix of hardwood logs. The price of Southern pine sawlogs remained flat quarter-over-quarter.

Results for the Wood Products segment are displayed on Slides 9 and 10. Excluding mark-to-market amounts related to a lumber price swap, operating income was $19.6 million in the quarter compared to $21.4 million in the third quarter. The lumber price swap is now complete, and we received $1.1 million of cash settlements in the second half of 2017. Our average lumber prices increased 4% in the fourth quarter, which partially offset the effect of 6% lower lumber shipments. As Mike mentioned, our lumber mills set new production records in 2017. Total lumber shipped for the year increased almost 50 million board feet to 737 million board feet, and the segment generated $80 million of EBITDDA.

I will now shift to our Real Estate segment on Slides 11 and 12. Real Estate’s operating income was $2.8 million in the fourth quarter compared to $1.4 million in the third quarter. The segment sold more acres in the fourth quarter as compared to the third quarter. The current quarter sales mix was more heavily weighted to recurring sales of Minnesota rural recreational real estate than the first quarter, which is reflected in the increase in the segment’s margin percentage.

Turning to financial highlights on Slide 13. We ended the quarter with cash of $120 million. We have $249 million available on our existing revolver. We expect to close on a new $380 million revolving credit facility in a couple of weeks. Capital expenditures were $7 million in the fourth quarter. Total capital expenditures, excluding acquisitions, were $28.1 million for the year.

Now I would like to comment on our outlook, which is summarized on Slide 14. Note that these comments do not include any amounts related to Deltic or the merger. We plan to harvest a little over 4 million tons for the full year with slightly more than half of the total harvest volume in the South. Approximately 90% of the harvest in the North and 45% of the harvest in the South, including stumpage, is expected to be sawlogs. We anticipate harvesting between 850,000 and 950,000 tons in the first quarter. We believe Northern sawlog prices will be flat in the first quarter compared to the fourth quarter. Higher prices for Hem-Fir and Douglas Fir sawlogs, coupled with a slightly higher proportion of cedar sawlogs, are expected to more than offset the effect of seasonally heavier logs. We think Southern sawlog prices will decline 20% in the first quarter due to a significantly lower percentage of hardwood sawlogs in the mix and a higher percentage of pine sawlogs in weaker markets. Note that the price of Southern Yellow Pine sawlogs remained flat in our wood baskets. Southern pulpwood prices are anticipated to be flat in the first quarter relative to the fourth quarter. At these volumes and prices, we expect Resource operating income to be $20 million to $25 million in the first quarter. This will be meaningfully higher than the first quarter of 2017 when the segment’s operating income was $15 million.

Turning to Wood Products. We believe lumber shipments will be just under 180 million board feet in the first quarter. For the year, we expect lumber shipments for the 4 Potlatch sawmills to increase about 1% from the record level achieved in 2017. Lumber prices have gotten off to a stronger-than-anticipated start this year. Our forecast assumes that the average lumber price realized will be modestly up in the first quarter compared to the fourth quarter. As a reminder, our highest quarterly lumber price realized in 2017 occurred in the fourth quarter and was $447 per thousand board feet. At these volumes and prices, Wood Products operating income would be about $20 million, which is more than double the amount of the segment earned in the first quarter of 2017.

Shifting to Real Estate. We plan to sell a bit over 20,000 acres in 2018. We expected approximately 70% will be rural recreational real estate and 30% will be HBU. We estimate that land bases will be between 25% and 30% of revenue for the year.

In the first quarter, we expect to sell approximately 5,000 acres at an average price of $1,500 per acre. We believe that land bases in the quarter will be 30% of revenue. We estimate that Real Estate’s operating income will be about $4 million in the first quarter.

Corporate expenses are anticipated to be just under $8 million in the first quarter, excluding merger-related costs. We expect interest expense to be $5 million in the first quarter, which includes receipt of our annual patronage distribution related to our farm credit debt. Interest expense on Potlatch debt is expected to be $7 million per quarter for the second through fourth quarters of 2018. We estimate a consolidated annual tax rate of 10% to 15% for both the full year and the first quarter of 2018. This reflects the new lower federal corporate rate as well as strong Wood Products earnings in our taxable REIT subsidiary. Had the new tax rate been in place in 2017, our income tax expense would have been $5.4 million lower for the year. Capital expenditures are planned to be $5 million in the first quarter.

4

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

This year is off to a great start, and we expect first quarter 2018 earnings for Potlatch operations, excluding special items, to be meaningfully higher than first quarter 2017. This is primarily because current lumber prices are about 25% higher than they were at this time last year. We are excited to close our merger with Deltic, which we anticipate occurring within a day of February 20 shareholder votes. That concludes our prepared remarks. Jamie, I’d now like to open the call up to Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from George Staphos with Bank of America Merrill Lynch.

George Leon Staphos - BofA Merrill Lynch, Research Division - MD and Co-Sector Head in Equity Research

Just a couple of questions in terms of what you’re seeing in the supply chain right now. And I guess, first, Jerry, you were talking about Southern trends. What is driving higher percentage of pine logs and weaker markets in the upcoming quarter, recognizing that the actual like-for-like pricing is staying flat? And then can you comment on log decks in Western markets since that you have visibility on that? Where do they stand relative to what you’d see as a more normal level?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. So George, this is Eric. So a couple of different ways to think about that. So let me take your last question first, which is log decks in the West. As you know, it was a really tough fire season in the Western half of the U.S. and even up in the DC. Those fires have crimped log supply to mills, and log decks are relatively low at mills. But not all mills are running with low log decks. Some mills in northern regions of the U.S. have got log decks that are acceptable, but most log decks in the West are running with low log inventories. Sorry, are you going to ask another question?

George Leon Staphos - BofA Merrill Lynch, Research Division - MD and Co-Sector Head in Equity Research

Yes. I was going to ask you a question that you probably can’t quantify or answer specifically, but I’d give it a shot anyway. Would you say, Eric, log decks are 5% on average lower than normal, 20%? Is there any way to size that from your vantage point?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. I mean, it’s all over the map, George. I mean, some mills – our own lumber mill in St. Maries is fully whetted and should survive breakup just fine. Some of our customers in Southern Idaho are running with low log decks and are not likely to make it through breakup. So it’s really hard to characterize. It’s a wide range, and it just depends upon the particular mill and the particular region.

George Leon Staphos - BofA Merrill Lynch, Research Division - MD and Co-Sector Head in Equity Research

Okay. I guess, maybe within that region, how are lumber inventories as well? And then I’ll wait on your answer on the Southern mix issue as well.

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. So lumber inventories across the supply chain, as Jerry had mentioned in his commentary, field inventories are relatively low. And that’s a good part of the reason why you’ve seen a sharp run-up in lumber prices here in Q1. Dealers were caught with low inventories heading into the year, and we’ve seen firm demand, firm takeaway and an inability of, in particular, Western mills to provide product to meet that demand response,

5

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

and so consequently, you’ve seen prices run up. So on your question regarding the mix in the South, what I’d say is it’s - that’s really just due to normal seasonality. Hardwood stands tend to be in lower elevation areas. And when you get into the weather months, it’s harder to access those stands just because there’s a lot of water on the ground. So normal seasonality is hardwood, as a percent of the mix, will be in the 3% to 5% range, and maybe Q1 and Q2. And then as it warms up and dries up outside, it’ll turn to 15% to 20% as you get into Q3 and Q4. So really, nothing other than normal seasonality.

Operator

Our next question is from the line of Gail Glazerman with Roe Equity Markets.

Gail S. Susan Glazerman - Roe Equity Research, LLC - Senior Analyst – Paper, Packaging and Forest Products

I guess can you talk a little bit about the softwood lumber agreement, just how you see current negotiations and litigation potentially impacting the market as well as maybe any volume patterns you’ve seen out of Canada kind of since the summer when the duties kind of fell off and then since they’ve come back on?

Michael J. Covey - Potlatch Corporation - Chairman & CEO

It’s Mike. As you know, the tariffs are in place. Canada is pursuing an appeal process through a dispute resolution process under Chapter 19 in NAFTA. I think negotiations between the 2 countries, I think, really have been sidelined to a large degree while Mexico, Canada and the U.S. all try to work on a bigger NAFTA deal, which lumber is not part of NAFTA. So I think for the foreseeable future, as we see it, we expect the tariffs and duties to stay in place for the bulk of this year. Having said that, we still support a negotiated settlement based on market share in each country. We think long term, that’s the best outcome. In terms of trade flows, as a maybe a result of lumber markets, not so much tariffs, I think we’ve seen a little bit more lumber come from Europe. And that’s not an alarming amount. That should be expected. When pricing is stronger, that typically lands on the eastern coast, not so much the northwest or inland U.S. And the supplier response from Canada has been pretty stable. There hasn’t been any big spikes up or down. It’s been pretty steady.

Gail S. Susan Glazerman - Roe Equity Research, LLC - Senior Analyst – Paper, Packaging and Forest Products

Okay. Can you give any perspective? Some of the strengths in lumber and not your logs but Western logs, how much of that in 2017, do you think, was reflective of extreme weather relative - versus just underlying supply and demand? And if we had a more normal weather pattern kind of this year plays out? And as log decks get the stock, how do you think that would impact lumber pricing?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes, Gail. So this is Eric. I’ve been thinking about this question of strength in lumber pricing as we head into 2018. And certainly, that’s something we’ve all been thinking about. How big of an impact did the fires have on 2017 prices? What I can tell you is that I think about it, there’s lots of reasons for lumber prices to move higher, right? There’s firm demand. New housing starts are moving higher, and increasingly, the mix is towards single-family versus multifamily. Preparing the model is strong. Commercial industrial, strong. Field inventories are low. The duty issue has now been resolved to 21%. Continues to be firm Chinese demand and takeaway. ERA put out a report recently that showed new capacity installs as roughly 2 billion board feet a year, whereas demand is growing 2.5 billion board feet a year. Canadian production frankly looks like it’s kind of peaked with the pine beetle issue in the West and the allowable cut issues and residual issues in the East. So Canadian production appears to have peaked. So capacity utilization in the industry is, frankly, it’s inching higher. So those are all positive factors that support lumber prices. The negative factors are, Mike mentioned, the increase in imports. So we’re starting to see from Europe. It’s still small. It’s maybe 0.5 billion board feet a year, but it is starting to show up at these higher prices. And then we get back to a normal fire season. I look at the positives driving markets higher and I compare it to issues that could cause prices to move lower, and frankly, the positive factors far outweigh the negative factors. So I think lumber prices are well-supported here, and our outlook is for modestly higher prices in 2018 versus 2017.

6

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

Gail S. Susan Glazerman - Roe Equity Research, LLC - Senior Analyst – Paper, Packaging and Forest Products

Very, very helpful. And just can you give any update, any specific new projects or news on any major projects in your Wood Basket that we should be able to following this year?

Michael J. Covey - Potlatch Corporation - Chairman & CEO

Well, there’s – Eric can add some more of these. He’s looking at a list, but the ones that are top of mind are certainly in El Dorado, Arkansas, in the Conifex mill. There’s a restart of an old GP facility. That’s been underway for a couple of months. And that’s an important to legacy Potlatch, and it clearly is a benefit to the new company going forward. It’s in the heart of the Arkansas ownership. That’s probably #1 on the list. We’ve also got a sawmill in Newton, Mississippi, another one in Alabama that are a fairly new startups, now coming on several months behind us, but those are going well and were delivering logs to those facilities. So there’s a number of key locations. And Eric, I don’t know if you want to add any.

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. I mean, Gail, I would just add. Interfor is down, so they’re exploring a new mill somewhere in the South. GP, the same thing. Rex Lumber, somewhere in the Southeast. I mean, it’s almost like every other day, there’s a new announcement of new capacity. And then our 3 primary wood baskets, Mississippi, Alabama and Arkansas, there’s a total of 20 to 25 projects that are going to increase demand, 20 – excuse me, 10 million tons a year over the next few years. So they’re very large, very meaningful and just – there’s just a host of projects underway. So we’re excited and we’re bullish.

Gail S. Susan Glazerman - Roe Equity Research, LLC - Senior Analyst – Paper, Packaging and Forest Products

Okay. And does that 10 million tons include pulpwood and specifically, the Sun project?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes, it does. It includes both of those.

Gail S. Susan Glazerman - Roe Equity Research, LLC - Senior Analyst – Paper, Packaging and Forest Products

And do you have any sense of visibility into Sun, the probability of – that, that will that come on the in next few years?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

We don’t – all we get the anecdotal reports like everybody else. And what we hear is that they are definitively moving forward, and they’re pushing forward with their permits. They’ve decided to not pursue fluff pulp. But that’s fine. They’re still pushing forward is kind of the word that we’re hearing. And just to reiterate, that 10 million tons that I threw out, that’s roughly 5 million of sawlog and 5 million of pulpwood demand.

Operator

Our next question is from Ketan Mamtora with BMO Capital Markets.

7

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

Ketan Mamtora - BMO Capital Markets Equity Research - Analyst

First question. There’s about a 10% reduction in your forecast of harvest at Deltic versus kind of what they are pointing to earlier. Can you provide us some sense of color on what drove that drop because we’ve been expecting a pretty big ramp up for the next 2 to 3 years? Just any color since you can provide on that.

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Sorry, Ketan. Did you say the impact of the Deltic harvest to Potlatch?

Ketan Mamtora - BMO Capital Markets Equity Research - Analyst

Yes. Because in the prospectus, they have provided their entire forecast. Your forecast of their harvest are both 10% lower in ‘18, ‘19 and ‘20. So I’m just curious what drove that.

Michael J. Covey - Potlatch Corporation - Chairman & CEO

Yes, we’ll have to get back to you and compare the numbers offline. I think off the top of my head, Deltic had a more optimistic outlook for pulpwood production and sales, and it’s a very low-margin product, as you know. We are not as optimistic about that as they were. And so I think you - that’s probably the key difference that you’re going to see in the pro formas.

Ketan Mamtora - BMO Capital Markets Equity Research - Analyst

Okay. That’s helpful. And then just turning to Real Estate. I mean, are you seeing further stronger economy and stronger financial markets are creating an any increase in interest for rural recreational land? And if that’s the case, where is the interest strongest?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Well, I would say, Ketan, let’s address the second part of your question first. The interest is the strongest in Minnesota. You’ve got the Twin Cities there with relatively high household income levels and the relative - and access, the inability to access lands to recreate on compared to the west. For example, out here, there was a lot of open land for people to recreate on. It’s government-owned land. It doesn’t cost them anything. So the demand is the strongest in Minnesota. And to answer the first part of your question, yes, I think that these higher consumer confidence levels with people’s 401(k)s running sharply higher, I think demand for rural real estate is very strong. That said, we’re going to continue to work it out over time. We don’t want to flood the market with property and compete against ourselves. So that’s how we kind of think about it.

Ketan Mamtora - BMO Capital Markets Equity Research - Analyst

Okay. That’s very helpful. And then turning to cedar markets. Any thoughts or color on what you are seeing there and thoughts on 2018 prices?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. So cedar prices have softened a little bit from the sharp run-up that we saw last year. Prices have rolled over a little bit. Q3 to Q4, they were down 3%. We expect a little bit further softness as we move into ‘18. And it’s pretty clear to us that these higher prices, cedar is coming out of the woods, so to speak. These higher prices are stimulating additional supply, and it is putting some pressure on prices. I wouldn’t say it’s material because these are still incredibly high prices that we’re enjoying, but they have rolled over a little bit.

8

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

Ketan Mamtora - BMO Capital Markets Equity Research - Analyst

Okay. That’s helpful. And then just one last question on lumber production over at the Deltic sawmills. And correct me if I’ve got my numbers wrong, but I’ve been thinking that the target is to increase production from to 275 million to 375 million board feet. And so what is the sort of timeline that you have in mind on that? And in your view, how difficult will it be to do that because we’ve been hearing of reports on kind of availability of skilled labor, regional preferences and those kind of things. So just any color around that.

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. So you’re correct. Our goal is to get their mills up to 375 million feet, and we expect to get them there by 2019. We don’t see any issues with that. As it relates to 2018 levels, we’ll probably be in, who knows, 360 million feet kind of range. So we’ll be just a little bit under our goal for where we expect to get in 2019. Part of that increased production is simply the installation of new equipment, a new kiln going in at their Waldo sawmill. And certainly, part of it is more man hours of labor, more hours running the mills. And so far, if you look at Deltic’s historical results, they frankly were on a path to increase their production themselves. And they went from about 270 million feet in 2016 to roughly 300 million feet in 2017. So they’re finding the labor, put it that way. And we expect to find the labor as well.

Michael J. Covey - Potlatch Corporation - Chairman & CEO

One other thing, Ketan, that you touched on was substitution of species. And we certainly have read direct reports and are seeing it anecdotally through our salesforce. In fact, I heard a story from our VP of Sales within the last week that we’re shipping Southern Yellow Pine into L.A. So we’re certainly seeing wood being shipped more broadly than it would have been traditionally.

Operator

Our next question comes from the line of Chip Dillon with Vertical Research.

Clyde Alvin Dillon - Vertical Research Partners, LLC - Partner

First question is just on the Northern log prices. When I look at the slides, I mean, is this a - it was a really good year last year, I don’t know, for a variety of reasons. But could you give us some help as we look out to ‘18 and ‘19? It would seem like some of the forces that have helped you are going to continue, especially with Canada having peaked perhaps for a very long time. And I suppose even some influence from Asia is impacting that, notwithstanding the fact that you aren’t on the far West Coast, but it probably has some ripple effect. Could you talk a little bit about whether you think what you saw in ‘17 is sustainable?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. So Chip, this is Eric. Yes. We – as I spoke about a minute ago, we’re still bullish on lumber prices in ‘18, modestly higher prices. That’s particularly true in the West, where especially you’re seeing mills after curtail production volumes due to low log decks. So we do think Western prices are well-supported here. As you know, our Northern sawlogs are, by and large, indexed to lumber prices. So those higher lumber prices should translate to higher sawlog prices. We will see a little bit of a mix effect in 2018, a little less cedar production and a little bit more hem fir, Doug fir production. Those 2 factors will offset each other, but we do expect slightly higher prices.

9

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

Clyde Alvin Dillon - Vertical Research Partners, LLC - Partner

And on that indexing any time point we should be aware of as to when those contracts might get renegotiated? Not that you should tell us how they get renegotiated on an open line, but is there any kind of date where the preponderance of them getting it renegotiated? Or are they very, very long term?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Well, 3 years generally is the term of the agreement. There’s an evergreen clause that after – when 1 year goes by, and there’s 2 years remaining on the contract, it’s an evergreen renewal. Each party is allowed to approach the other and discuss the terms of the contract. And if both parties disagree, then the contract expires in 2 years. But it comes up every summer, I believe, and we’ve had no issues renewing it.

Clyde Alvin Dillon - Vertical Research Partners, LLC - Partner

Okay. And then I noticed you gave us an $8 million number for corporate expense, but there is, I believe, some volatility around where the stock goes for incentive compensation, the executive comp. And the stock is up a bit from the beginning of the year, so I didn’t know if you incorporated where they’d moved to, say, through yesterday. And maybe just remind us, is that $8 million sustainable once you close on Deltic? And if not, what sort of a good run rate to use along with what should we think about the sensitivity in the new regime with stock price on the compensation front?

Jerald W. Richards - Potlatch Corporation - CFO and VP

Yes. So Chip, this is Jerry Richards. In terms of that $8 million, we have factored in the recent move in stock price. There – it’d have to be a more significant move before that dollar effect was more significant. I think the reason – so we had $10 million of corporate expenses in Q4 of ‘17 versus the $8 million guide for Q1. The large reason why that’s down is we were at the maximum on our bonus in 2017 given our very strong performance. And we don’t adjust that – we kind of accrue a target, if you will. Until we get enough of the year under our belt, and then we’ll – then we potentially adjust that later in the year. So that’s probably the biggest delta. The only other thing I’ll comment on is that $8 million is probably a reasonable Potlatch standalone run rate. We’ll come back and provide combined company guidance once we close this merger and probably do that on our first quarter earnings.

Clyde Alvin Dillon - Vertical Research Partners, LLC - Partner

Okay. Okay, that’s helpful. And then last question. I guess, for all 3 of you guys, when we look at - I know it’s very early days, but we’ve seen a pretty meaningful lease off the base move in the 10-year long-term treasury rate. I didn’t know if that’s having any influence. I mean, 50 basis point isn’t huge, but is it – has it had any influence in terms of what you see in terms of what private Timberland transactions are going for at least in terms of the discount rates used?

Michael J. Covey - Potlatch Corporation - Chairman & CEO

Chip, we – there have been so few transactions in the market certainly since we’ve seen an increase in the 10-year that we don’t have any evidence to answer your question. Either way, I wouldn’t – you’ve got a mismatch there, maybe a little bit. This is a very long-term asset class. And I suppose there could be some pressure on discount rates, but I think it’s pretty small.

Clyde Alvin Dillon - Vertical Research Partners, LLC - Partner

Got you. And on that point, just – could you just tell us what the sort of supply situation is in terms of lands for sale? Do you find it to be, as you look back over the last 10 years, Mike, is it – is the amount out there for sale tend to be more dried up? Or is it more increasing? Or about kind of what it normally is?

10

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

Michael J. Covey - Potlatch Corporation - Chairman & CEO

I would characterize it as the larger transactions that have been happening, I think have been lower-quality transactions in terms of there’s been complex supply agreements surrounding the deals or geographies that aren’t as attractive. The smaller transactions that are in the 25,000 to 50,000 acre range, I think, have been very good and priced well. I’m speaking largely of the South here. So there hasn’t been as much for sale recently as maybe there was – I think the market expected originally. So I think it’s been fairly quiet.

Operator

Our next question is from the line of Mark Weintraub with Buckingham Research.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

Maybe just following up first on the last question Chip was asking, where there really doesn’t seem to have been all that much activity in Timberland markets, at least relative to some of the talk that there’d be a number of key modes where their funds were coming to the end of their 10-year lives or what have you. Do you have any color as to what may be going on and why there have been? It seems fewer parcels or larger parcels coming on.

Michael J. Covey - Potlatch Corporation - Chairman & CEO

Well, there’s a number of funds that have matured, Mark, or are maturing. I think that TIMOs typically are carving off 25,000- and 50,000-acre pieces and selling them rather than selling 250,000 acres at a time. That seems to be a trend that has occurred. But beyond that, I really don’t have any insight to offer.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

Okay. That’s actually helpful. And then second, you have experienced much stronger earnings growth than any of your timber REIT peers, I mean, in no small part because of your exposure to lumber. You did raise the dividend to 7%, which is certainly consequential, but it pales in comparison to what your earnings growth has been. You talked about how, at least in the year ahead, the dynamics for lumber remained very favorable. And at certain point in time, do you – how do you think about when you get more comfortable using the manufacturing profitability to justify perhaps getting more aggressive on the dividend?

Michael J. Covey - Potlatch Corporation - Chairman & CEO

Before we answer that - before I answer that, maybe I’ll let Jerry just briefly step through kind of the capital allocation steps this year because there’s a number of important outflows that are going to happen.

Jerald W. Richards - Potlatch Corporation - CFO and VP

You bet. So to sort of pick that up, as you know, we closed the year with $120 million of cash on the balance sheet. And in terms of these outflows that Mike’s touching on, first, we have about $20 million of the merger cost that we’re going to have to pay, and about half of that is transaction-specific and the other half is cost to achieve synergies. We also have a special distribution that we expect will be paid in the fourth quarter of 2018. Total amount is $250 million, of which $50 million or 20% is cash. So that’s cash that we will send out. And then we also have $14 million of debt that’s maturing this week actually that we are planning to pay off. So that’s – when you add that up, that’s a chunk of existing cash that kind of are earmarked for specific purposes. And to your point, cash generation remains strong given robust lumber prices, and certainly, our platform increases when we close this merger, but that’s probably where I’ll turn it back to Mike and let him comment on dividend and how we think about that.

11

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

Michael J. Covey - Potlatch Corporation - Chairman & CEO

The takeaway – the summary I’d offer you, Mark, we will revisit this later in the year after we get some of the Deltic’s merger issues under – behind our belt. I think it’s fair to say that Southern log prices are going to be lower for longer. I think there’s a plethora of information and data that supports that. Fortunately, I think, in one of the strategic issues that we did, the merger with Deltic, was we’ve got a natural hedge with Southern Yellow Pine manufacturing between whether the trees go to a saw mill or the trees are sold in the open market. And we can capture the return not only in the Warren sawmill but the additional 2 Deltic sawmills, the Ola and Waldo. The only leakage we really have from that is just tax leakage in the TRS. I think as we get more comfortable with that, have more capacity in the South, I think the board will gain confidence that the dividend doesn’t have to just be supported by timber prices. It can also have a leg that’s supported manufacturing because the Southern manufacturing is very different in the Western manufacturing. We’re more hedged in the South.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

Right. And I possibly should know this, but when you do the Deltic transaction, does that change your integration level from saw timber through lumber meaningfully? Or are you still fairly integrated in the South plus the Deltic?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

No. So Mark, this is Eric. Yes, we will still be – we’ll still have that natural hedge post closing with Deltic. We’ll consume about 2.4 million tons a year across our 3 Southern sawmills, and we’ll be producing about 2.1 million tons, more or less, of sawlogs across our combined ground. So we’ll be pretty naturally hedged going forward.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

Okay. So actually a modest net buyer of sawlogs, if I understood correctly?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

That’s correct.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

And just one – just a follow-up. I think you’d also mentioned that there – that the Deltic sawmills, they produced 300 million board feet in 2017. And did you say you were expecting about – I guess, at this point, they were expecting about 360 in 2018?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. That’s our plan, is to get them up to roughly 360 million feet for the year.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

And then just lastly, on the $50 million of improvements in synergies, et cetera, you had highlighted the sawmill optimization is a part of that. So clearly, you get some benefit from increased production. Is there also meaningful cost reduction related to the equipment that you’re putting in? And if so, can you kind of quantify how much of that $50 million is related to the cost side of the sawmill optimization?

12

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. I would – what I’d tell you, Mark, is that while certainly, there’s going to be some opportunities for us to save cost across a variety of areas, whether it’s purchasing supplies or implementing safety programs or implementing capital projects, there’s going to be opportunities for us to leverage our greater size. We have not tried to capture those benefits to – into the $50 million number.

Operator

Our next question comes from the line of Steve Chercover with D.A. Davidson.

Steven Pierre Chercover - D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

My first question is on plywood. I recognize that you’re not huge in it, but I was hoping you could give us some perspective on the strength and whether perhaps you’ve seen an abatement in the amount of volume coming in from South America.

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. Steve, this is Eric. Yes, our industrial plywood business is showing signs of strength. One of our competitors is having issues in demand. It’s very firm across all our markets, whether it’s furniture, RVs, boats, you name it, they’re doing good business. So demand is firm and pricing is good. The fires in the West have curtailed production from some of the Western mills, further enhancing the opportunity. So markets are good. And I’ve not heard anything notable about an increase of imports from South America. But given these higher prices that we’re seeing, I wouldn’t be surprised if it has been creeping higher.

Steven Pierre Chercover - D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

Okay. And then I recognize you don’t really want to talk about Deltic, but for modeling purposes, is the best way to view the real estate component of Deltic as kind of flat to up? Or is there anything we should be aware of down in Arkansas that a local might not know?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

The only thing that I would say, they’ve – Deltic has been doing a solid job of [traditional] valley development. The one opportunity that we saw in all of our due diligence work was that Deltic historically has not stratified its acreage like us, and the other timber REITs have been stratifying and hiding off acres out of a timber state over to a real estate play. We will be implementing that program across the Deltic acreage. So we do expect to see some amount of real estate sales that – from there that we classify as a rural or HBU that they have not been doing historically.

Steven Pierre Chercover - D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

There’s no holding period, right? Or anything that is part of the equation as it comes into the REIT? I guess it’s just sold off through the TRS at the new lower corporate tax rate?

Jerald W. Richards - Potlatch Corporation - CFO and VP

Yes. You are correct, Steve, in that when we stratify acres, they’ll be in the TRS, and it’ll be just normal TRS business. So there’s no constraint or built-in gains or other holding period requirements.

13

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

Steven Pierre Chercover - D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

Okay. And final question from me. Is it safe to assume that Deltic’s 2 sawmills in Arkansas are similar to what you’ve got at Warren in terms of margins and products?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Well, they’re all a little bit different. Their Waldo mill is probably the most similar to our Warren mill. There Ola mill is really not quite same. It’s more timbers than anything else, and we don’t produce timbers today. So they’re a little bit different, but they’re all in good wood baskets and producing healthy margins.

Jerald W. Richards - Potlatch Corporation - CFO and VP

And to add one thing to that, Steve. The one thing it does, it really rounds out our product line as well. So Eric talked about timbers but also MSR. So I think that’s something that, I think, could be fair market as we go-to-market.

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. Waldo does produce a higher – well, they produce MSR. We don’t produce MSR today, but we have a comfortable product called select struck. But it’ll broaden our product offering, which should be good for our customer base.

Operator

Our next question comes from the line of Paul Quinn with RBC Capital Markets.

Paul C. Quinn - RBC Capital Markets, LLC, Research Division - Analyst

Just had a couple of questions. Starting on the timber side, trying to understand the effect of the higher log weights. And it sounds like it’s offsetting the price increase that you’re seeing quarter-over-quarter. So how much of an effect is the heavier logs in Q1?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Well, in – yes. It’s roughly 6% to 7%, Paul. Q3 and Q4 are the heaviest months where the logs are the most dense. So all things equal, it has a 6% impact on Q4 and another 8% in Q1. So you’re in that kind of a ZIP code. And then you see a reversal of that as you get into Q2 and Q3 as you get into the dryer months. So the swing should be in the 6%, 7%, 8% kind of range.

Paul C. Quinn - RBC Capital Markets, LLC, Research Division - Analyst

And then when I look at the guidance on timber harvest for 4 million tons in ‘18, that’s pretty much flat over ‘17, but you did 4.2 million in ‘16 and 4.4 million in ‘15. So I’m just wondering why the harvest is coming down. Is that a - is that because you’re going to, I guess, maybe be a little bit more aggressive on the Deltic and you’re trying to save some management for that side. Or do you just not have the trees?

14

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes, Paul. So it’s not an issue of not having the trees. When we were at 4.4 million tons, recall, we had Central Idaho in the mix. So we sold Central Idaho so we lost about 200,000 tons a year from that. We did plan on harvesting about 4.15 million tons in 2017, and we did come in a little light, a little over 4 million tons. And what’s happened to us, in particular in the North, is trucking has gotten pretty tight. And today, were hauling pulpwood at virtually no margin, and we’re hauling chip-n-saw at maybe a $10 a ton margin. We’ve decided to take those trucks that we’re hauling no-margin pulpwood and low-margin chip-n-saw and have them haul high-value sawlogs. So that effectively has caused us, I don’t know, 75,000, 100,000 tons, more or less, from Northern production. And I think you’d agree, if these strong margins we’re seeing in our sawlog business, that was a wise decision to do that. Now on the South, we’ve got caught with mills being relatively full towards the end of the year. And as we were in Q2 and Q3, there’s pretty wet weather in the South, as you may recall, as we got behind on logging. And then as we got into Q4, we were going to make that volume up, and we got caught with mills being full, and we decided to not show logs into an oversupplied market. So we kept volumes held back a little bit. But if you think about it, our guidance range has always been 3.8 million to 4.2 million tons per year since we divested the Central Idaho Timberland. So at 4 million tons or 4.1 million, we’re kind of in the ZIP code of where we want to be.

Paul C. Quinn - RBC Capital Markets, LLC, Research Division - Analyst

Okay. It sounds definitely like you’re in the ZIP code, but it sounds like the way you described it, your constraint in the upside, I think I was at a conference last week, and the – most of the timber owners in the Pacific Northwest just sitting down and were actually were describing the potential of rates of harvest, 5% to 10%. You still got that ability, right? It’s just – is it manpower that’s a constrain right now?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

No. I mean, I think we just don’t want to jerk our volumes around. It’s tough to manage the business. It’s hard to manage the loggers and haulers when you’re plus 10%, minus 10% year-over-year. We kind of like our volumes to be relatively steady year-to-year. And we have a long-term harvest plan. We want to operate sustainably, and that’s kind of how we run the business.

Paul C. Quinn - RBC Capital Markets, LLC, Research Division - Analyst

Okay. That’s fair. And then just a question on the – I think Jerry, I think you were saying that lumber income will be $20 million in Q1 if lumber prices stayed at the what you forecast or at current pricing?

Jerald W. Richards - Potlatch Corporation - CFO and VP

Yes. So if – so the clarification there, Paul, would be at Q1 forecast.

Paul C. Quinn - RBC Capital Markets, LLC, Research Division - Analyst

Okay. And how high – how much higher are current prices in Q1 forecast?

Jerald W. Richards - Potlatch Corporation - CFO and VP

Well, to give you a sense of it, we had a modest improvement quarter-over-quarter, Paul, in the kind of the single-digit - very low single-digit percent range. So random lengths finished Q4 at $436, and last print I saw was $471. So it’s 8% higher than the Q4 average. Now that’s just one point in time, right? I mean, random lengths bounces around a lot. It’s incredibly volatile, as you know. So our own forecast is not for an 8% increase, which is where random lengths is today relative to Q4, but for something more like 1% or 2%.

15

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

Paul C. Quinn - RBC Capital Markets, LLC, Research Division - Analyst

So if we look at a benchmark for – or one of the benchmark prices in random length, what fits well with you guys? Does that benchmark actually become composite? Does it fit your lumber profile overall?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

I don’t know if there’s any one composite that you can look at. I mean, random lengths is probably as good as any because it captures a broad mix, but random lengths won’t have the heavy components. The studs that we have in random lengths won’t have economy, which we have. There really isn’t one index. I suppose if you want to get your hands on Western, you can look at the – WWPA has an index for Western Hem-fir you can look at. But that’s just Western. Then you can look at, I suppose, Great Lakes studs SPF to get your arms around that. And then maybe Southern Yellow Pine, 2x6 might be a good benchmark.

Paul C. Quinn - RBC Capital Markets, LLC, Research Division - Analyst

Yes. And looking at all that stuff, and it all seems to be a lot higher, that’s why I asked the question. Maybe another question I’ve got is given that you’re about to acquire Deltic, do you think you moved closer to that random length composite? That seems like something that would be with the addition of 2 more mills in the South.

Michael J. Covey - Potlatch Corporation - Chairman & CEO

Yes, that could be the case. One of the things that’s a real drag on us compared to these benchmarks that you reference is our stud mills produce a lot of economy-grade lumber, and it has not moved up in price over the last several months. And so that’s kind of a drag and our results compared to the broader market. So adding the Southern Yellow Pine mix from the South into it will mute that effect a little bit. So we’ve got to approach the depends benchmark a little closer.

Operator

There are no further questions at this time. Gentleman, are there any closing remarks?

Jerald W. Richards - Potlatch Corporation - CFO and VP

I would just want to thank everybody for your time today, and look forward to catching up as we move forward and close this merger. So that is it, Jamie.

Operator

Ladies and gentlemen, this concludes today’s teleconference. You may now disconnect.

16

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 30, 2018 / 5:00PM, PCH - Q4 2017 Potlatch Corp Earnings Call

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2018, Thomson Reuters. All Rights Reserved.

17

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.